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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 12, 2003
Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant's name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐        No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐        No ☒

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        Enclosures: InfoVista Second Quarter Financial Results for the Year ending June 30, 2003.

        This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form S-8 as amended (File No. 333-12256) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended for earnings releases and other price sensitive releases.

Semi-Annual Report

December 31, 2002

Item 1.    Consolidated Financial Statements

InfoVista

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

		For the six months ended December 31,
		2002	2001
Revenues
License revenues		€7,105	€9,208
Service revenues		5,996	5,162

Total revenues	(Note 2)	13,101	14,370
Cost of revenues
Cost of licenses		539	509
Cost of services (exclusive of non-cash compensation expense of € 5 and € 65, respectively)		3,189	3,071

Total cost of revenues		3,728	3,580

Gross profit		9,373	10,790
Operating expenses
Sales and marketing expenses (exclusive of non-cash compensation expense of € 21 and € 78, respectively)		8,355	8,141
Research and development expenses (exclusive of non-cash compensation expense of € 6 and € 32, respectively)		3,315	3,338
General and administrative expenses (exclusive of non-cash compensation expense of € 2 and € 30, respectively)		2,787	3,540
Stock compensation expense		34	205
Restructuring costs	(Note 6)	1,590	924
Amortization of intangibles assets		190	190

Total operating expenses		16,271	16,338

Operating loss		(6,898)	(5,548)
Other income (expense)
Interest income		732	1,200
Net foreign currency transaction (losses)		(84)	(48)
Loss on disposal of fixed assets		(96)	—
Other expenses		(12)	(69)

Loss before income taxes and minority interest		(6,358)	(4,465)
Income tax benefit		50	7

Net loss		€(6,308)	€(4,458)

Basic and diluted loss per share		€(0.33)	€(0.23)

Basic and diluted weighted average shares outstanding		19,368,904	19,641,502

The accompanying notes are an integral part of the consolidated financial statements.

InfoVista

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

		As of
		December 31, 2002	June 30, 2002
ASSETS
Cash and cash equivalents	(Note 3)	€43,651	€50,226
Marketable securities		5,669	5,513
Trade receivables, net of allowance of € 632 and € 586, respectively		6,595	8,040
Prepaid expenses and other current assets		1,691	2,222

Total current assets		57,606	66,001

Fixed assets, net	(Note 2)	4,151	4,441
Licensed technology and advances, net		1,206	1,327
Goodwill and other purchased intangible assets, net		728	918
Deposits and other assets		734	843

Total non-current assets		6,819	7,529

Total assets		€64,425	€73,530

LIABILITIES & STOCKHOLDERS' EQUITY
Trade payables		€2,672	€4,487
Current portion of long-term debt		—	305
Accrued salaries and commissions		1,818	1,879
Accrued social security and other payroll taxes		865	709
Deferred revenue		4,215	3,624
Other current liabilities		1,996	1,847

Total current liabilities		11,566	12,851

Other long term liabilities		71	61

Total non-current liabilities		71	61

Stockholders' equity
Common stock		10,737	10,728
Capital in excess of par value of stock		85,867	85,839
Accumulated deficit		(40,892)	(34,584)
Unrealized losses on available for sale securities		(331)	(487)
Cumulative translation adjustment		(888)	(768)
Deferred compensation		(4)	(38)
Less common stock in treasury	(Note 4)	(1,701)	(72)

Total stockholders' equity		52,788	60,618

Total liabilities and stockholders' equity		€64,425	€73,530

The accompanying notes are an integral part of the consolidated financial statements.

InfoVista

STATEMENTS OF STOCKHOLDER'S EQUITY

(In thousands, except for share and per share data)

	Number of ordinary shares	Number of treasury shares	Common stock	Treasury stock	Capital in excess of par value of stock	Accumulated deficits	Unrealized losses on available for sale securities	Cumulative translation adjustment	Deferred compensation	Total
Balance, June 30, 2001	19,641,414	6,753	€10,606	€(72)	€85,717	€(22,680)	€0	€(603)	€(399)	€72,569

Exercise of stock warrants	197,710		107		135					242
Exercise of employee stock options	27,436		15		25					40
Subscription of warrants					6					6
Reversal of deferred compensation related to forfeited stock options					(107)				107	0
Stock compensation expense					63				254	317
Components of comprehensive loss:
Net loss						(11,904)				(11,904)
Unrealized losses on available for sale securities							(487)			(487)
Currency translation adjustment								(165)		(165)

Comprehensive loss										(12,556)

Balance, June 30, 2002	19,866,560	6,753	€10,728	€(72)	€85,839	€(34,584)	€(487)	€(768)	€(38)	€ 60,618

Exercise of employee stock options	16,250		9		11					20
Stock compensation expense									34	34
Purchase of treasury stock at cost		1,149,591		(1,822)						(1,822)
Common stock issued from treasury		(100,000)		193	17					210
Components of comprehensive loss:
Net loss						(6,308)				(6,308)
Unrealized losses on available for sale securities							156			156
Currency translation adjustment								(120)		(120)

Comprehensive loss										(6,272)

Balance, December 31, 2002	19,882,810	1,056,344	€10,737	€(1,701)	€85,867	€(40,892)	€(331)	€(888)	€(4)	€52,788

The accompanying notes are an integral part of the consolidated financial statements.

InfoVista

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except for share and per share data)

	For the six months ended December 31,
	2002	2001
Cash flows from operating activities
Net loss	€(6,308)	€(4,458)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	671	582
Loss on disposal of fixed assets	106	41
Amortization of goodwill and intangibles	190	190
Amortization of licensed technologies and royalties advances	121	121
Stock compensation expense	34	206
Provision for bad debt	132	(13)
Changes in operating assets and liabilities
Trade receivables	1,173	1,894
Prepaid expenses and other current assets	545	388
Deposits and other assets	82	162
Trade payable	(1,788)	(491)
Accrued expenses	238	(51)
Deferred revenues	705	(1,808)
Other current liabilities	59	1,021
Other long term liabilities	10	10

Net cash used by operating activities	(4,030)	(2,209)

Cash flows from investing activities
Purchase of fixed assets	(588)	(421)

Net cash used by investing activities	(588)	(421)

Cash flows from financing activities
Payments of debt	(305)	—
Proceeds from exercise of stock options	20	20
Purchase of treasury stock	(1,822)	—
Proceeds from issuance of treasury stock	210	—

Net cash (used) provided by financing activities	(1,897)	20

Net change in cash	(6,515)	(1,808)

Effects of exchange rate changes	(60)	(235)

Decrease in cash and cash equivalents	€(6,575)	€(2,845)

Cash and cash equivalents at beginning of period	€50,226	€62,904
Cash and cash equivalents at end of period	€43,651	€60,059
Supplemental disclosure of non-cash transactions
Recognition of deferred compensation related to of stock option grants	€—	€54
Reversal of deferred compensation on cancellation of related options	€—	€97

The accompanying notes are an integral part of the consolidated financial statements.

InfoVista

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)

1—SIGNIFICANT ACCOUNTING POLICIES

  Description of business

        InfoVista SA and its subsidiaries (the "Company") design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology ("IT") infrastructure, including networks, servers and applications. In addition, we provide service support for the installation, implementation, training and maintenance of our products. Our products are part of the software market segment known as Service Level Management ("SLM"). The Company markets its products to telecommunication companies, Internet Service Providers ("ISPs") and other IT intensive organizations. The Company maintains its headquarters in Les Ulis (outside Paris), France with subsidiaries located in Europe, Amercias and Asia. During the first half of fiscal year 2003, the Company established a new subsidiary located in France and called InfoVista Enterprise Solution ("IES"), focused on developing specific new offerings to accelerate its current success in the Enterprise market.

  Basis of presentation

        The accompanying consolidated financial statements are unaudited (except the balance sheet information as of June 30, 2002 which has been derived from audited financial statements) and have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S."). These statements include the accounts of the Company and its subsidiaries. Certain information and footnote disclosures normally included in the Company's annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements, in the opinion of management, reflect all adjustments necessary for a fair statement of the statements of operations for the interim periods ended December 31, 2002 and 2001.

        The results of operations for the interim periods are not necessarily indicative of the results of operations expected for the entire fiscal year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2002, which are contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 23, 2002.

  Goodwill and other purchased intangible assets

        The Company records goodwill when the cost of net identifiable assets that it acquires in a purchase business combination exceeds their fair value. Goodwill and intangible assets are tested annually and whenever events or circumstances occur indicating these assets may be impaired. The purpose of these tests is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. The Company compare future undiscounted cash flows that are generated by the asset to its carrying value in order to initially test whether an impairment charge should be recognized. If the future undiscounted cash flows are lesser than the carrying value, the Company then performs a subsequent calculation to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value calculated using the present value of estimated expected future cash flows. The cash flow calculation is based on management's best estimates, using appropriate assumptions and projections at that time.

  Revenue recognition

        Revenues from sales of licenses to customers are recognized generally when the Company receives a purchase order, delivers the software (assuming no significant obligations), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. The Company generally recognizes license revenues from original equipment manufacturers after receipt of a quarterly report of their sales made in that period.

        Customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. The maintenance fees are automatically renewable for subsequent 12-month periods unless the client or the Company cancels. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are non-refundable. The Company defers revenues for maintenance services and recognize them rateably over the term of the maintenance agreement. Revenues from consulting, training and other support services are generally recognized when the services are performed. These revenue recognition policies for maintenance and other services are the same regardless of the sales channel used. Service revenues are not shared between resellers and the Company. End users either enter into a service contract directly with the Company or with a reseller. The Company generally receives no portion of the service revenues generated by a reseller.

        Since licenses are almost always sold with maintenance services, the Company recognizes the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on other services are generally allocated to the delivered license portion of the fee. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the Company's policy are reflected as deferred revenues.

        In November 2001, the Financial Accounting Standards Board ("FASB") issued a Staff Announcement Topic D-103, "Income Statement Characterization of Reimbursement Received for "Out-of-Pocket" Expenses Incurred". Topic D-103 establishes that reimbursements received for "Out-of-Pocket" expenses should be reported as revenues and costs. The services revenues and costs, as reported, reflect the implementation of this new rule. This change increase both services revenues and costs by € 132 for the six months ended December 31, 2001. The Company's adoption of this rule does not and will not affect earnings in any past or future periods.

  Estimates and assumptions

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2—SEGMENT INFORMATION

  Reportable segments

        For management purposes, the Company is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas; Europe, Americas and Asia.

        The Company's chief operating decision-maker, as defined in Statement of Financial Accounting Standards ("SFAS") 131, "Disclosures about Segments of an Enterprise and Related Information," and its Board of Directors, reviews the operating results on the basis of the organization as described above.

  Geographic areas

        The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

Revenue analysis

	Six months ended December 31,
	2002	2001
Europe
France	€2,418	€3,280
Others	4,267	4,441

Total	6,685	7,721
Asia	1,633	1,113
Americas	4,783	5,536

Total revenues to external customers	€13,101	€14,370

Carrying amount of long-lived assets

        Long-lived assets reflect net fixed assets.

	As of December 31, 2002	As of June 30, 2002
Europe
France	€2,557	€2,497
Others	188	269

Total	2,745	2,776
Asia	127	189
Americas	1,279	1,486

Total carrying amount of long-lived assets	€4,151	€4,441

  Information about major customers

        No customer individually accounted for more than 10% of consolidated net revenues for the six month ended December 31, 2002 and 2001.

3—CASH AND CASH EQUIVALENTS

        As of December 31, 2002 and June 30, 2002, the cash and cash equivalents of the Company were as follows:

	As of December 31, 2002	As of June 30, 2002
Cash	€7,293	€5,919
Cash equivalents	36,358	44,307

Total cash and cash equivalents	€43,651	€50,226

        The cash equivalents are highly liquid investments with a maturity of three months or less.

4—PURCHASE OF OUR OWN SHARES

        Pursuant to authorizations granted by the shareholders meetings of March 10, 2000, December 18, 2000 and December 5, 2002, the Company purchased 1,149,591 of treasury shares for a total amount of € 1,821. As of December 31, 2002, the Company held a total of 1,056,344 of treasury shares. The Company has purchased treasury shares to stabilize its share price on the financial markets and to potentially issue stock options in order to motivate its employees and executives

5—CAPITAL (PREFERRED STOCK, COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)

        The Company has adopted four separate stock option plans (the "1996 Plan", the "1999 Plan", the "2000 Plan" and the "2001 Plan" or, collectively, the "Plans") pursuant to which stock options may be granted to officers and employees of the Company to purchase a specified number of shares at a price determined by the Board of Directors.

        A summary of the status of the Company's options under the Plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of June 30, 2002	2,507,701	€3.97

Granted	560,300	1.84
Forfeited/Cancelled	(317,983)	(3.79)
Exercised	(16,250)	(1.22)

Balance as of December 31, 2002	2,733,768	€3.57

        As of December 31, 2002, the Company had 944,768 options available to grant.

        The following table summarizes information concerning outstanding and exercisable options under the Plans as of December 31, 2002:

	Outstanding			Exercisable
Range of Exercise Prices/Share	Number of Shares	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
From € 1.01 to 2.00	1,155,372	6.85	€ 1.80	711,485	€ 1.78
From € 2.01 to 5.00	1,281,646	8.63	3.03	304,400	3.24
From € 5.01 to 10.00	89,150	8.47	8.14	22,288	8.14
From € 10.01 to 20.00	176,850	6.38	11.68	75,400	11.89
Over € 20.00	30,750	7.56	32.41	7,688	32.41

Total	2,733,768	7.71	€ 3.57	1,121,259	€ 3.19

        The Company accounts for its stock options in accordance with the intrinsic value method of Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees," pursuant to which employees' stock based compensation expense is calculated at the measurement date (generally, the date of grant) as the difference between the fair market value of the Company's stock and the option exercise price. Stock based compensation expense is recognized over the related service period, which is generally the vesting period of the stock options. For the six months ended December 31, 2002 and 2001, all stock options were granted at an exercise price equal to the market price at the date of grant, therefore, no compensation expense was recognized.

        The Company recognized stock compensation expense related to its stock options primarily granted before it's IPO of € 34 and € 205 for six months ended December 31, 2002 and 2001, respectively.

6—RESTRUCTURING CHARGES

	Six months ended December 31,
	2002	2001
Reduction in its workforce	€1,514	€224
Office rationalization	76	700

Total restructuring charges	€ 1,590	€ 924

        During the first half of fiscal year 2003, the Company adopted a restructuring plan to effect a reduction in its worldwide workforce as part of its ongoing measures to better align operating expenses with revenues.

        As of December 31, 2002 unpaid restructuring charges of € 937 have been included in the other current liabilities account in the accompanying consolidated balance sheets. Remaining cash expenditures relating to unpaid restructuring costs as of December 31, 2002 will be substantially paid before the end of fiscal year 2003.

7—RELATED PARTY TRANSACTIONS

        During the first half of fiscal year 2003, the Company did not engage in any significant related party transactions.

8—SUBSEQUENT EVENT

Network Physics

        During January 2003, the Company purchased non-cumulative, redeemable preferred stock shares in Network Physics for approximately € 600. Network Physics, a U.S.-based corporation, develops products within the network service management sector that apply chaotic system control theory to analyze and improve enterprise application performance across the Internet. The initial investment represents approximately 10% of the outstanding voting stock of Network Physics as of January 14, 2003. The share purchase agreement anticipates an additional round of financing that is based on certain milestone objectives that Network Physics must accomplished on or before August 2003 ("Milestone Closing"). The additional amount that the Company is engaged to invest for the Milestone Closing shall be approximately € 400. If the Company decides not to participate in the Milestone Closing, even though Network Physics has accomplished its milestone objectives, the preferred stock shares shall be converted into common stock. Currently, if all potential Milestone Closing investors participate, the Company's shall own approximately 13% of Network Physics voting stock. In addition to the purchase of Network Physic's shares, the Company may become a distributor and OEM of Network Physics products on a worldwide basis. The Company does not believe that it currently has significant influence over Network Physics. As a result, the Company intends to account for this Investment in Affiliate at cost.

Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations

        The statements in this semi-annual report that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. These include statements related to the development and commercialization of products, the benefits to be derived from our current and future strategic alliances, and our estimates regarding future revenue, profitability, and capital requirements, all of which are prospective. Such statements are only predictions and reflect our expectations and assumptions as of the date of this report based on currently available operating, financial, and competitive information. The actual events or results may differ materially from those projected in such forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified below and in our other publicly available documents. These forward-looking statements speak only as of the date of this report. We expressly disclaim any intent or obligation to update any of these forward-looking statements after the filing of this semi-annual report to reflect actual results, changes in our expectations, or otherwise.

        The following information should be read in conjunction with the consolidated financial statements and the notes thereto included in Item 1 of this semi-annual report. We also urge readers to review and consider our disclosures describing various factors that affect our business in our Annual Report on Form 20-F for the year ended June 30, 2002, including the disclosures under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors Related to Our Business", as well as the audited financial statements and notes thereto contained in such report.

Six months ended December 31, 2002 and 2001

Revenues

        Total revenues were €13.1 million for the six months ended December 31, 2002, which represents a decrease of €1.3 million or 8.8% over the corresponding prior period.

        License revenues were €7.1 million and €9.2 million for the six months ended December 31, 2002 and 2001, respectively. The decrease in license revenues was primarily due to the continued deterioration of market and economic conditions in the U.S. and Germany. This decrease is somewhat netted by the increase in license revenues from the Asian market, which in turn, is due to the addition of new resellers in the region. We anticipate license revenues to remain relatively flat for the remainder of the fiscal year.

        Service revenues, including maintenance, training, and consulting services, were €6.0 million and €5.2 million for the six months ended December 31, 2002 and 2001, respectively. The increase in service revenues was due to the significant increase in maintenance revenues from the growth in our customer install base. We anticipate service revenues to increase slightly for the remainder of the fiscal year.

Cost of Revenues

        Cost of revenues were €3.7 million and €3.6 million for the six months ended December 31, 2002 and 2001, respectively, representing an increase of 2.8%.

        Cost of license revenues consist primarily of materials packaging, freight and third party royalties. Cost of license revenues, as a percentage of license revenues, were 7.5% and 5.5% for the six months ended December 31, 2002 and 2001, respectively. This percentage increase was mainly due to higher costs related to certain third party products that are embedded into our Vista Plugin for Application/Server Analysis. We anticipate that cost of license revenues as a percentage of license revenues shall decrease slightly for the remainder of the fiscal year.

        Cost of service revenues consists primarily of salaries and related benefits, employee travel costs, third party subcontract fees and related facility expenses. Cost of service revenues, as a percentage of service revenues, were 53.2%, and 58.4% for the six months ended December 31, 2002 and 2001, respectively. The percentage decrease was primarily due to higher maintenance revenues for the six months ended December 31, 2002 which typically carry less cost of services. Headcount in customer services as of December 31, 2002 and 2001 were 48 and 47 employees, respectively. We anticipate that costs of services, as a percentage of service revenues shall remain relatively flat for the remainder of the fiscal year.

Sales and Marketing Expenses

        Sales and marketing expenses primarily consist of salaries, commissions and related benefits, employee travel costs, advertising, promotional activities and related facility expenses. Sales and marketing expenses were €8.4 million and €8.1 million for the six months ended December 31, 2002 and 2001, respectively. Sales and marketing expenses increased from increased marketing activities, along with the recruitment of certain sales and marketing executives who have higher salary costs.. Headcount in sales and marketing as of December 31, 2002 and 2001 was 71 and 88 employees, respectively. We anticipate sales and marketing expenses to decrease slightly for the remainder of the fiscal year.

Research and Development Expenses

        Research and development expenses primarily consist of salaries and related benefits, third party subcontract fees and related facility expenses. Research and development expenses were €3.3 million for the six months ended December 31, 2002 and 2001. Despite a significant headcount reduction, research and development expenses remained flat due to the purchase of certain in-process technologies that were expensed in 2002. Headcount in research and development as of December 31, 2002 and 2001 was 49 and 59 employees, respectively. We anticipate research and development expenses to moderately increase for the remainder of the fiscal year.

General and Administrative Expenses

        General and administrative expenses primarily consist of salaries and related benefits, professional fees for accounting and legal services, insurance costs and allowances for doubtful accounts. General and administrative expenses were €2.8 million and €3.5 million for the six months ended December 31, 2002 and 2001, respectively. The decrease was due to the reduction of external legal and accountant fees, along with a reduction in general and administrative personnel. Headcount in general and administration at December 31, 2002 and 2001 was 29 and 36, respectively. We anticipate general and administrative expenses to remain flat or slightly decrease during the remainder of the fiscal year.

Stock Compensation Expense

        Stock compensation expense totaled €34 thousand and €0.2 million for the six months ended December 31, 2002 and 2001, respectively. The decrease coincides with the digressive nature of the amortization of deferred compensation related to pre-IPO stock option and warrant grants. Since September 2000, stock options and warrants have generally been issued at a price equal to the fair market value at the date of grant. Therefore, we anticipate a minimal amount of stock compensation expense for the remainder of the fiscal year.

Restructuring costs

        Restructuring costs were €1.6 million and €0.9 million for the six months ended December 31, 2002 and 2001, respectively. These restructuring costs related to the reduction in our worldwide workforce as part of our ongoing measures to better align operating expenses with revenues, along with the closing of certain offices in Germany and U.S.

Other Income

        Other income was €0.5 million and €1.1 million for the six months ended December 31, 2002 and 2001, respectively. The 54.5% decrease was due to the decrease in interest income earned on short-term deposits due to the drop in the effective interest rates along with the decrease in our cash balances.

Liquidity and Capital Resources

        Cash, cash equivalents, and marketable securities totaled €49.3 million as of December 31, 2002, a decrease of €6.4 million from June 30, 2002. Net cash used by operating activities for the six months ended December 31, 2002 and 2001, were €4.0 million and €2.2 million, respectively. This increase in net cash used by operating activities primarily resulted from higher net losses during the six months ended December 2002.

        Cash used by investing activities totaled €0.6 million and €0.4 million for the six months ended December 31, 2002 and 2001, respectively. Investing activities during the six months ended December 31, 2002 and 2001 primarily consisted of the purchase of software and computer equipment.

        Cash used by financing activities totaled €1.9 million and €0.0 million for the six months ended December 31, 2002 and 2001 respectively. Financing activities for the six months ended December 31, 2002 primarily used cash for the stock buyback program that was implemented during the beginning of the six months ended December 31, 2002.

        Management believes that cash from operations together with existing cash, cash equivalents, and marketable equitable securities will be sufficient to meet the company's cash requirements through at least the next 12 months. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies.

Period-to-Period variability

        Our business has experienced and may continue to experience significant seasonality. Sales of products and services such as ours in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2003	INFOVISTA S.A.
	By:	/s/ PHILIPPE OZANIAN
Philippe Ozanian Chief Financial Officer

QuickLinks

  Item 1. Consolidated Financial Statements
InfoVista CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except for share and per share data)
InfoVista CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
InfoVista STATEMENTS OF STOCKHOLDER'S EQUITY (In thousands, except for share and per share data)
InfoVista CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands, except for share and per share data)
InfoVista NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except for share and per share data)
  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
SIGNATURES